UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

I-MAB

(Name of Issuer)

Ordinary Shares, par value of $0.0001 1

(Title of Class of Securities)

44975P103 2

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d–1(b)

☐	Rule 13d–1(c)

☒	Rule 13d–1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]

Some of the holdings reported herein are in the form of American Depositary Shares (“ADS”), which may be exchanged for ordinary shares of the Issuer, par value $0.0001 (“Ordinary Shares”) at a 10:23 ratio.

[2]	The CUSIP Number listed throughout this filing is the CUSIP assigned to the ADS of the Issuer.

CUSIP No. 44975P 103

(1)	Names of reporting persons : Genexine, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization : Republic of Korea

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power : 10,572,823
	(6)	Shared voting power : 0
	(7)	Sole dispositive power : 10,572,823
	(8)	Shared dispositive power : 0

(9)	Aggregate amount beneficially owned by each reporting person : 10,572,823 Ordinary Shares[3]
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) : 6.29%[4]
(12)	Type of reporting person (see instructions) : CO

3	See Item 4 of this Statement for more information.
4	This percentage is calculated based on 168,074,090 Ordinary Shares outstanding as of December 31, 2020.

Highlight and copy the table if more than one is required.

SCHEDULE 13G

Item 1(a) Name of issuer: I-Mab

Item 1(b) Address of issuer’s principal executive offices:

Suite 802, West Tower, OmniVision 88 Shangke Road, Pudong District Shanghai, 201210 People’s Republic of China

2(a) Name of person filing:

Genexine, Inc.

2(b) Address or principal business office or, if none, residence:

Genexine, Inc.

B-4 700, Daewangpangyo-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Republic of Korea

2(c) Citizenship:

Republic of Korea

2(d) Title of class of securities:

Ordinary shares, par value of $0.0001 per share

2(e) CUSIP No.:

44975P 103

There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 44975P103 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Global Market under the symbol “IMAB.” Each 10 ADSs represents 23 Ordinary Shares.

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________________________________

Item 4.	Ownership

The information set forth in rows 5 through 11 of the cover page hereto for each of the Reporting Persons is incorporated herein by reference.

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

N/A

Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications

N/A

SCHEDULE 13G

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021	Signature:	/s/ Sung June Hong
	Name:	Sung June Hong
	Title:	CFO